                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

      REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For March 9, 2006
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F _X_     Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes ____          No __X__

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce that it has completed the acquisition of two highly prospective uranium properties in the democratic west African country of Niger, one of the world's leading uranium producers. The concessions total 4,000 square kilometers
(988,000 acres) and were selected for their favorable geology, exploration potential and strategic location - within the same stratigraphy to two operating uranium mines that together provide almost 10% of worldwide production.

"We are very pleased to be one of the first North American companies to acquire exploration permits in Niger - a country that has not been explored using modern techniques and has, until now, been one of the world's best-kept uranium secrets," said Kabir Ahmed, Chairman and CEO of Northwestern. "This acquisition takes Northwestern and its uranium portfolio to the next level, enabling us to focus our extensive expertise and exploration capabilities in one of the world's most prospective and unexplored uranium districts."

The properties, named Irhazer and In Gall, were previously covered by an airborne magnetic/radiometric survey in the mid-1970s that was funded by
International Research S.A. Several north-east trending faults cross both exploration permits, which are favorable to the concentration of uranium mineralization.

Niger is one of the world's most important sources of uranium. The country ranks fourth for production globally and has cumulative output to date of approximately 100,000 metric tonnes uranium (U). Niger offers great potential for new discoveries given its favorable geology and the availability of modern, remote-sensing and geological modeling technology that has not been rigorously applied in that country.

Under the terms of the agreement with the government of Niger, Northwestern is the holder of Prospecting Permits for two properties - Irhazer and In Gall. Each property consists of 2,000 square kilometers (494,000 acres) of mineral rights.
The permits are valid for three years and confer the right to any minerals obtained during exploration and test work. It also grants the right to a Mining
Permit if a viable reserve is discovered. Northwestern has the right to renew the Prospecting Permit for two additional three-year terms, for a total of nine years, with the company renewing the most prospective areas on each occasion.
Northwestern announced its application for these concessions in a press release dated June 2, 2005.

Exploration in Niger is under the supervision of Claude Jobin, P.Eng., M.Sc., a
"qualified person" as defined by National Instrument 43-101. Mr. Jobin is responsible for the preparation of technical information in this news release."

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Northwestern Mineral Ventures Inc.

                                            By: /s/ Kabir Ahmed
                                            -------------------
                                               Kabir Ahmed
                                               Chief Executive Officer

Date: March 9, 2006